October 4, 2013

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Visualant, Incorporated Request to Withdraw Registration Statement on Form S-1 Filed August 16, 2013 File No. 333-190685

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Visualant, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-190685). The Registration Statement was filed with the Commission on August 16, 2013.

The Company has determined not to utilize the Registration Statement for a public offering at this time. The Company confirms that the Registration Statement has not been declared effective and that none of the securities have been issued or sold pursuant to the Registration Statement. The securities that were included in the Registration Statement have been added to and incorporated into the Company’s Amended Form S-1 that was filed with the Commission on October 3, 2013 (File No. 333-189788). Accordingly, the Company respectfully requests that the Commission issue an order granting the withdrawal of the Registration Statement on Form S-1, File No. 333-190685, as soon as reasonably practicable.

If you have any questions regarding this application for withdrawal, please contact Jay Biagi, counsel to the Registrant, at (206) 587-5700.

The Company requests, in accordance with Rule 457(p) of the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use.

Thank you for your attention to this matter.

Very truly yours, Visualant, Incorporated By: /s/Mark Scott Mark Scott Chief Financial Officer

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